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                            May 27, 2022

       John E. Adent
       President and Chief Executive Officer
       Neogen Corporation
       620 Lesher Place
       Lansing, MI 48921

                                                        Re: Neogen Corporation
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed May 6, 2022
                                                            File No. 000-17988

       Dear Mr. Adent:

              We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to the comment by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       General

   1. To the extent you have not done so, please revise your disclosure in light of our comments on the related S-4.
Alternatively, please tell us why you believe such revision is not required. Refer to our
comment letters dated April 18, 2022 and May 27, 2022.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John E. Adent
Neogen Corporation
May 27, 2022
Page 2

      You may contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-
5019 with any questions.



                                                      Sincerely,
FirstName LastNameJohn E. Adent
                                                      Division of Corporation
Finance
Comapany NameNeogen Corporation
                                                      Office of Life Sciences
May 27, 2022 Page 2
cc:       Michael J. Aiello, Esq.
FirstName LastName